Exhibit 99.1

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data gives effect to our acquisition of six Savannah Suites hotels which occurred on August 18, 2006, to the acquisition of a seventh Savannah Suite hotel on November 16, 2006, to the acquisition of five hotels from MOA Hospitality, Inc., which occurred on January 5, 2007, to the issuance of 7,544,936 shares of common stock at a price of $6.70 per share with net proceeds of approximately $47.3 million after the underwriting discount and estimated offering expenses, and the repayment of approximately $42.5 million of debt, using the net proceeds of this offering and remaining net proceeds of approximately $4.6 million applied to cash and cash equivalents, by the application of the pro forma adjustments to our historical consolidated financial statements. The total purchase price allocated to the acquired hotels is based on preliminary estimates and is subject to change.

The pro forma consolidated statements of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2006 are presented as if the acquisitions of all seven Savannah Suites hotels and the acquisition of the five hotels from MOA had occurred on January 1, 2006.

We are a self-administered real estate investment trust and the unaudited pro forma consolidated financial data is presented on the assumption that we distribute at least 90% of our REIT taxable income to our shareholders and do not incur federal income tax liability for the periods presented. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. The unaudited pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by our historical consolidated financial statements and related notes and the historical consolidated financial statements and related notes of the acquired hotels included in this filing.

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

For the Twelve Months Ended December 31, 2006

	Historical Supertel	Acquisition Pro Forma Adjustments Savannah Suites 7 hotels		Supertel Pro Forma After Savannah Suites Acquisition	Acquisition Pro Forma Adjustments MOA 5 hotels		Supertel Pro Forma After Savannah Suites and MOA Acquisitions	Common Stock Pro Forma Adjustment		Supertel Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$77,134	$5,402	(a)	$82,536	$6,537	(a)	$89,073	$—		$89,073

EXPENSES
Hotel and property operations	53,591	3,272	(a)	56,863	3,746	(a)	60,609	—		60,609
Depreciation and amortization	8,680	639	(b)	9,319	682	(b)	10,001	—		10,001
General and administrative	2,842	—		2,842	—		2,842	—		2,842

	65,113	3,911		69,024	4,428		73,452	—		73,452

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST, AND MINORITY INTEREST	12,021	1,491		13,512	2,109		15,621	—		15,621
Net losses on dispositions of assets	(3)	(4)		(7)	—		(7)	—		(7)
Other income	185	—		185	—		185	—		185
Interest	(8,255)	(1,784	) (c)	(10,039)	(1,860	) (c)	(11,899)	3,175	(d)	(8,724)
Minority interest	(334)	—		(334)			(334)			(334)

EARNINGS (LOSSES) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	3,614	(297)		3,317	249		3,566	3,175		6,741

Income tax benefit	(107)	—		(107)	—		(107)	—		(107)

NET EARNINGS (LOSSES)	3,721	(297)		3,424	249		3,673	3,175		6,848

Preferred stock dividend	(1,215)	—		(1,215)	—		(1,215)	—		(1,215)

NET EARNINGS (LOSSES) AVAILABLE TO COMMON SHAREHOLDERS	$2,506	$(297)		$2,209	$249		$2,458	$3,175		$5,633

Weighted average shares outstanding—basic	12,261			12,261			12,261	7,353		19,614

Weighted average shares outstanding—diluted	12,272			12,272			12,272			19,625

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS
EPS Basic	$0.20			$0.18			$0.20			$0.29

EPS Diluted	$0.20			$0.18			$0.20			$0.29

See accompanying notes to Pro Forma Consolidated Statements of Operations

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

For the Three Months Ended March 31, 2006

	Historical Supertel	Acquisition Pro Forma Adjustments Savannah Suites 7 hotels		Supertel Pro Forma After Savannah Suites Acquisition	Acquisition Pro Forma Adjustments MOA 5 hotels		Supertel Pro Forma After Savannah Suites and MOA Acquisitions	Common Stock Pro Forma Adjustment		Supertel Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$15,690	$2,149	(a)	$17,839	$1,209	(a)	$19,048	$—		$19,048
EXPENSES
Hotel and property operations	11,696	1,174	(a)	12,870	848	(a)	13,718	—		13,718
Depreciation and amortization	2,056	230	(b)	2,286	168	(b)	2,454	—		2,454
General and administrative	679	—		679	—		679	—		679

	14,431	1,404		15,835	1,016		16,851	—		16,851

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST, AND MINORITY INTEREST	1,259	745		2,004	193		2,197	—		2,197

Net losses on dispositions of assets	(4)	(1)		(5)	—		(5)	—		(5)
Other income	30	—		30	—		30	—		30
Interest	(1,756)	(673	) (c)	(2,429)	(458	) (c)	(2,887)	899	(d)	(1,988)
Minority interest	(48)	—		(48)			(48)			(48)

EARNINGS (LOSSES) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(519)	71		(448)	(265)		(713)	899		186

Income tax benefit	(324)	—		(324)	—		(324)	—		(324)

NET EARNINGS (LOSSES)	(195)	71		(124)	(265)		(389)	899		510

Preferred stock dividend	(304)	—		(304)	—		(304)	—		(304)

NET EARNINGS (LOSSES) AVAILABLE TO COMMON SHAREHOLDERS	$(499)	$71		$(428)	$(265)		$(693)	$899		$206

Weighted average shares outstanding—basic	12,064			12,064			12,064	7,545		19,609

Weighted average shares outstanding—diluted	12,064			12,064			12,064			19,981

NET EARNINGS (LOSSES) AVAILABLE TO COMMON SHAREHOLDERS
EPS Basic	$(0.04)			$(0.04)			$(0.06)			$0.01

EPS Diluted	$(0.04)			$(0.04)			$(0.06)			$0.01

See accompanying notes to Pro Forma Consolidated Statements of Operations

Notes to Unaudited Pro Forma Consolidated Statements

Of Operation

For the Year Ended December 31, 2006 and Three Months Ended March 31, 2006

(Dollar Amounts in Thousands, Except Per Share Amounts)

(Unaudited)

The following notes provide information regarding the assumptions used for the pro forma adjustments for the acquisitions of the six Savannah Suites hotels and the seventh Savannah Suites hotel up to the dates of their acquisitions in August 18, 2006 and November 16, 2006, respectively. The information also reflects the assumption used for the pro forma adjustments related to the purchase of the five hotels from MOA.

(a)	To reflect the operations of the acquisitions of seven Savannah Suites hotels and the five MOA hotels using the historical financial statements for the hotels for the year ended December 31, 2006 and for the three months ended March 31, 2006 up to their dates of acquisition and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the 12 months ended December 31, 2006		For the three months ended March 31, 2006
	Savannah Suites 7 hotels	MOA 5 hotels	Savannah Suites 7 hotels	MOA 5 hotels
Room rentals and other hotel services	$5,402	$6,537	$2,149	$1,209

Hotel and property operations:
Baseline expenses	$3,414	$3,811	$1,220	$878

(i) Management Fee	(105)	—	(44)	—
(ii) Insurance	(37)	(65)	(2)	(30)

Total Adjustments	(142)	(65)	(46)	(30)

Adjusted expenses	$3,272	$3,746	$1,174	$848

(i)	To reflect the cost reductions resulting from the terms of our agreements Guest House Inc. which will eliminate the cost of an excess administrative position and reduce the cost of the management fee to 4.8% for the Savannah Suites properties that are managed by Guest House, Inc.
(ii)	The Company obtained insurance coverage for the hotels which cost less than that previously charged to the hotels by the sellers.

(b)	To reflect pro forma depreciation and amortization based on the depreciable basis of the Company’s acquisition cost assuming asset lives of 39 years for buildings, five years for furniture, fixtures and equipment. The land lease and cell tower lease were amortized over the remaining contract terms at 62 and 3.5 years respectively.

(c)	To reflect interest expense including amortization of deferring financing costs related to:

The acquisition of the six Savannah Suite hotels with a mortgage note payable of $17,850 at a variable rate of 7.1% adjustable monthly, $3,756 (which includes approximately $294 of acquisition costs and approximately $79 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6,417 of borrowings from a bridge loan at 10.4% which is then refinanced by $6,417 of borrowings from the Company’s revolving credit facility at 8.25% after approximately 4 months.

The acquisition of a seventh Savannah Suites hotel for $5,350 and estimated acquisition costs of $59 from the Company’s existing credit facility at 8.25%.

The acquisition of the five hotels from MOA and related costs was funded by a new long-term mortgage note in the amount of $15,600 at 7.1%. The remaining purchase price of $8,400, and the related estimated acquisition and deferred financing costs of $289 and $69 were funded by cash and borrowings from existing credit facilities at 8.25%.

If the variable rates of the mortgage loans, bridge loan and revolving credit facilities were to increase by 1/8%, the annual and three month increase in interest expense would be $58 and $7, respectively.

Notes to Unaudited Pro Forma Consolidated Statements

Of Operation

For the Year Ended December 31, 2006 and Three Months Ended March 31, 2006

(Dollar Amounts in Thousands, Except Per Share Amounts)

(Unaudited)

(d)	To reflect the net proceeds of the issuance of shares of common stock being used as follows:

gross proceeds of common stock issuances	$50,551
cost of issuance	(3,426)
paydown of bridge loan and seller note	(8,420)
paydown of revolver borrowing for acquisition of MOA	(7,100)
paydown of existing revolver	(26,980)

net offering proceeds applied to cash and cash equivalents	$4,625

The application of net proceeds to existing outstanding debt of the company would result in a reduction of interest expenses of $3,175 for the year ended December 31, 2006 and $899 for three months ended March 31, 2006 using a weighted average interest rate of 8.37% and 8.58% respectively.